

82-03138

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Hong Kong - 67,300
Bank of New York Europe Ldn - 6,682,600
Master Trust Bank of Japan – 532,900
Nomura Trust and Banking - 90,800
Trust & Cust Svcs Bk Ltd, Toko - 81,800
Bank of New York Brussels – 259,500
Brown Bros Harrimn Ltd Lux – 30,090,618
Chase Manhttn Bk AG Frankfrt - 834,000
Citibank NA, Hong Kong BR – 61,300
Ing Luxembourg - 66,905
JP Morgan Bournemouth - 2,754,337
National Astl Bk Melbourne - 1,930,100
Northern Trust London - 719,400
RBC Global Services – 637,600
State Str Bk and Tr Co Lndon – 782,796
State Street Bank Australia – 959,700
State Street Bank T&B Co Ltd Tokyo - 97,100
Bermuda Trust Far East HK - 725,147
JP Morgan Bournemouth - 16,774,836
Brown Brothers Harriman and Co – 1,065,849
JP Morgan Chase Bank – 26,996,317
Northern Trust London - 572,700
State Street Bank and Tr Co – 7,130,180
Bank of New York - 1,109,400
Brown Bros Harriman & Co - 4,660,700
CIBC Mellon Trust – 590,567

2/11

JP Morgan Chase Bank - 2,004,500
Mellon Bank N.A. - 2,288,200
Morgan Stanley and Co Inc – 23,300
Northern Trust Co - 4,342,415
Royal Trust - Toronto - 71,600
State Street Bank and Tr Co - 10,830,306
Bank of New York Brussels - 3,206,003
Bankers Trust London – 682,500
Chase Manhattan London - 56,900
Chase Manhatn Bk AG Frankfrt – 413,200
Citibank London – 631,700
Clydesdale Bank plc – 295,400
Dexia Privatbank - 48,000
HSBC Bank plc - 1,177,930
JP Morgan Bournemouth – 6,776,400
Mellon Bank - 1,814,800
Midland Securities Services – 342,100
Nordea Bank AB - 130,300
Northern Trust London – 7,532,940
Societe Generale - 109,700
State Str Bk and Tr Co Lndn – 3,376,102
State Street Munich - 63,200

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 28 January 2005

11. Date company informed

31 January 2005

12. Total holding following this notification

152,491,948 shares

13. Total percentage holding of issued class following this notification

5.02%

14. Any additional information

Notification received under s198 CA85

15. Name and contact details of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (tel: 01252 373232)

16. Date of notification

31 January 2005